

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au



05006521

82-4867

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	2 March 2005
Pages: Including cover page	19

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

Robyn Fry
General Counsel & Company Secretary

3/17

Doc# 105059 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.


amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE

Thursday 24 February 2005

AMRAD DELIVERS ON NEW BUSINESS STRATEGY

Amrad Corporation Limited (ASX: AML) today reported a profit of $726,000 for the half year ended 31 December 2004 on revenue of $9.8 million.

Highlights of the half year revenue included the achievement of the next scientific milestone on the Merck IL-13R project plus a strong return on funds under management.

Included in total expenses of $9.1 million were once off costs of $0.8 million relating to the consolidation of the Avexa result prior to the demerger and demerger costs incurred in the period. A further $0.5 million was recorded as a write down of Amrad's investment in Avexa to reflect the market value of its investment as at 31 December 2004.

Despite releasing $12 million of funds from the $60.0 million opening cash position to Avexa as part of the demerger, the available total cash and financial assets as at 31 December 2004 stood at $51.9 million. This cash represents a value of 41.3 cents per share.

Commenting on the results, Chief Executive Dr Pete Smith said the generation of a profit reflects the collective realisation of efficiencies and prioritisation in portfolio management and cost saving initiatives introduced over the last two years. The result has been achieved without any compromise to the progress of the portfolio during the period and each project has progressed satisfactorily during the period.

Highlights of the six months include:

- The receipt in October 2004 of a further US$3 million milestone payment from Merck & Co., Inc. as part of Amrad's licensing deal and collaboration in the field of respiratory diseases including asthma. The achievement of the latest milestone reflects the excellent progress made to date and brings the income from the deal to US$14 million since it was signed in June 2003. The potential income from the deal is US$112 million in milestone payments plus royalties on product sales by Merck.
- The successful spin out and demerger of Avexa, which was established by Amrad as a separate company focused on infectious diseases such as human immunodeficiency virus (HIV); Hepatitis B (HBV) and antibiotic-resistant bacterial infections or so-called 'superbugs'. Avexa was listed on ASX on 23 September 2004 with Amrad retaining a 19.99% investment in that entity.

Doc# 125919 v3

- A potent lead antibody has been selected for the rheumatoid arthritis project with Cambridge Antibody Technology (CAT) targeting the GM-CSF receptor, and its clinical development is currently being planned.

- The treatment of cancer and other diseases by blocking the formation of new blood vessels, a process called angiogenesis, continues to generate considerable excitement worldwide. Amrad's collaboration with the Ludwig Institute of Cancer Research in this area has been strengthened and studies are currently underway to evaluate the role of inhibitors of the angiogenic molecule VEGF-B. Results in disease models of are anticipated around mid 2005.

- An overall $2 million improvement in cash and cash equivalent cash balances over the period after allowing for the demerger of Avexa with $12 million of Amrad funding and for an outlay of $1.4 million on the on-market share buy back during the period.

"All of our key programs have advanced significantly over the past six months without eating into our cash reserves. This has been achieved during a period of considerable change that has resulted in a major strategic refocusing for the Company. This focus will undoubtedly help drive future shareholder value." Dr Smith said.

FINANCIAL ANALYSIS

	Six months ended 31 Dec 2004	Financial year ended 30 June 2004	Six months ended 31 Dec 2003
	$'000	**$'000**	**$'000**
Revenue from licence fees and royalties	4,967	9,764	5,120
Revenue from funds under management	3,882	4,150	1,575
Revenue from other operating activities	937	2,532	1,453
Total revenue	9,786	16,446	8,148
Consolidated profit/(loss) after tax	726	(3,523)	(2,222)
Cash and funds under management	51,948	59,961	60,631
Current assets less current liabilities	51,295 #	62,642	62,659
Share capital bought back and cancelled	1,383	1,686	-
Total net assets	56,309 #	64,167	67,154
Current asset/current liability ratio	Ratio 13.6	Ratio 21.4	Ratio 15.8
Net tangible assets per share	Cents 44.8	Cents 49.9	Cents 51.4

Movement reflects the outlay of $12 million funding for the demerger of Avexa offset by the investment retained in Avexa valued at $3.5 million as at 31 December 2004.

For further information contact:

Dr Pete Smith
Chief Executive Officer
Telephone: 61 3 9208 4108

Mr Bob Moses
Chairman
Telephone: 61 3 9208 4108

For additional Company information refer to Amrad's website: www.amrad.com.au

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2004 and the review report thereon.

Directors

The directors of the Company at any time during or since the end of the half-year are:

Name	*Period of directorship*
Mr R W Moses MBA (Chairman)	Non-executive director since 21 May 2002 and Chairman since 16 October 2003.
Dr P Smith MA, PhD	Chief Executive Officer and executive director from 16 October 2003.
Ms H A Cameron BSc, MBA	Non-executive director since 18 December 1997.
Prof S Itescu MBBS Hons, FRACP, FACP, FACR	Non-executive director since 17 July 2003.
Mr G R Kaufman BSc, MBA	Non-executive director since 17 July 2003.

Mr O B O'Duill was a Non-executive director until his retirement on 21 October 2004.

Review of operations

The overriding highlight for the period is the generation of a consolidated profit after taxation of $726,496. The key determinants within this result are the achievement of the next Merck Sharp and Dohme (Australia) Pty Ltd ("Merck") milestone and demerger of Avexa, both of which are discussed in greater detail below, together with the return on funds under management and further tightening of cost control.

The demerger of the Amrad anti-infectives business was successfully concluded during the half-year culminating in Avexa Limited ("Avexa") being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Avexa losses of $722,766 have been consolidated during the period of 100% ownership and control and are non-recurring losses. Amrad has retained a 19.99% investment in Avexa at a cost of $4,800,000 and a $543,594 post demerger write down of this investment has been recorded in the determination of the Amrad consolidated operating result to reflect the $0.22 market value per Avexa share as at 31 December 2004.

Another highlight during the half-year was the successful delivery of the third of several potential pre-clinical milestones in Amrad's collaboration agreement with Merck. This milestone generated revenue of $4,026,300 during the period. The Merck agreement, signed in June 2003, is to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory disease and oncology and the two companies continue to work together to investigate drug candidates.

Key Projects

Following the demerger of its anti-infectives business, all of Amrad's key projects are now based on its core strengths in cytokine biology. Cytokines are natural biological messengers which help control normal body functions such as growth, the production of blood cells and responses to infection. Over or under production of certain cytokines can lead to an abnormal balance and consequent disease. By targeting specific cytokines, Amrad's products will treat a number of important human diseases with a particular future emphasis on allergy and inflammation.

A brief status and progress summary of each of the Company's major projects is provided below.

Interleukin-13 Receptor (IL-13Rα1)

The interleukin 13 receptor (IL-13Rα1) is activated by the cytokines interleukin-13 (IL-13) and interleukin-4 (IL-4), both of which play a central role in the pathology of asthma and other allergic diseases. Amrad's program aims to identify inhibitors of the IL-13Rα1 that block the actions of both interleukin-13 and interleukin-4.

Amrad has used the UltiMAb Human Antibody Development System®, in collaboration with the US company Medarex Inc., to generate human antibodies to this target and a number of candidates with the appropriate characteristics have been identified and are currently being assessed. This project is partnered with Merck & Co. Inc. in the U.S. with all work being undertaken on a collaborative basis.

GM-CSF Receptor alpha

Rheumatoid arthritis affects millions of people worldwide. It is characterised by chronic inflammation of the joints that often leads to permanent damage. Recent animal studies indicate that the cytokine GM-CSF plays a pivotal role in the development of rheumatoid arthritis. When GM-CSF binds to its receptor it stimulates the activation of many cell types central to the severe inflammation that is observed in arthritic joints. The receptor through which GM-CSF acts represents a novel target for the development of new therapeutic drugs. Amrad has entered into a product development collaboration with Cambridge Antibody Technology (CAT) to discover and develop human monoclonal antibody-based therapeutics that inhibit signals via the GM-CSF receptor alpha. Human monoclonals have been generated using CAT's proprietary phage display technology and are currently being assessed to identify candidates with the best therapeutic potential. Once identified, CAT and Amrad will share the clinical development costs and future revenues from the product.

VEGF-B (Vascular Endothelial Growth Factor B)

Cytokines that are involved in new blood vessel formation (angiogenesis), such as VEGF-B, can often contribute to the development of serious disease including cancer and rheumatoid arthritis. Amrad has developed monoclonal antibody-based inhibitors of VEGF-B activity and is currently assessing their therapeutic potential in these diseases. In addition, the VEGF-B protein and the gene are currently in preclinical development for cardiovascular diseases such as coronary and peripheral artery disease. The primary objective of these research programs has been to show that VEGF-B can stimulate the formation of new blood vessels. This has recently been achieved with both the VEGF-B gene and protein showing positive results in key animal models. Amrad has recently strengthened its collaboration with the Ludwig Institute for Cancer Research to include additional intellectual property generated independently by each organisation. This new agreement will help accelerate the pace of development of therapeutic products designed to inhibit or encourage blood vessel growth in various disease states by controlling VEGF-B.

Suppressors of Cytokine Signalling (SOCS)

The SOCS genes, discovered by scientists at the Walter and Eliza Hall Institute (WEHI), make proteins that turn off the actions of cytokines. Modifying the actions of SOCS genes and proteins may represent a new approach to controlling cytokine activity and their discovery provides Amrad with a novel platform on which to base the search for new therapeutic agents. The research program aims to develop novel therapies for infectious, chronic inflammatory and metabolic diseases where cytokines play a major role either as mediators of pathology or as therapeutic agents. Various strategies are currently being pursued to identify small-molecule drugs that mimic SOCS protein activity, including high-throughput screening of large chemical libraries. In addition, whilst the scientists at WEHI continue to undertake studies aimed at understanding the biology of SOCS proteins Amrad's business development group continues to investigate options for collaborations or partnering with other biotech/pharmaceutical companies to accelerate the pace of development.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration forms part of the Directors' Report for the half year ended 31 December 2004 and is set out on page 3 of this report.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 24th day of February 2005.

Signed in accordance with a resolution of the directors.

Bob Moses (Chairman)

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001.

To the Directors of Amrad Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2004, there have been:

(i) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) No contraventions of any applicable code of professional conduct in relation to the review.

KPMG

B W Szentirmay

Melbourne

24 February 2005

STATEMENT OF FINANCIAL PERFORMANCE for the half-year ended 31 December 2004

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial performance		Consolidated	
for the half-year ended 31 December 2004	Note	**2004**	2003
		$'000	$'000
Licence fee and royalty revenue		**4,967**	5,120
Revenue from sale of goods		**-**	319
Revenue from funds under management		**3,882**	1,972
Other revenues from ordinary activities	2	**937**	737
Revenue from ordinary activities		**9,786**	8,148
Raw materials and consumables used		**(266)**	(235)
Employee expenses:			
- Termination expenses in respect of former Managing Director		**-**	(918)
- All other employee expenses		**(2,385)**	(2,883)
Depreciation and amortisation expenses		**(277)**	(363)
Contract research and development costs		**(3,304)**	(2,487)
Other expenses from ordinary activities		**(2,221)**	(3,484)
Write down of investment in Avexa	3(ii)	**(544)**	-
Demerger costs		**(63)**	-
Profit (loss) from ordinary activities before income tax expense		**726**	(2,222)
Income tax expense		**-**	-
Net profit (loss) attributable to members of Amrad Corporation Limited		**726**	(2,222)
Net revenues, expenses and valuation adjustments attributable to members of Amrad Corporation Limited recognised directly in equity	4	**2,400**	-
Total changes in equity from non-owner related transactions attributable to members of Amrad Corporation Limited		**3,126**	(2,222)
		Cents	Cents
Basic earnings per share		**0.6**	(1.7)
Diluted earnings per share		**0.6**	(1.7)

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 10.

STATEMENT OF FINANCIAL POSITION as at 31 December 2004

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial position		Consolidated	
As at 31 December 2004	Note	31 December 2004	30 June 2004
		$'000	$'000
Current assets			
Cash assets		**4,221**	2,303
Receivables		**3,096**	5,579
Other financial assets		**47,727**	57,658
Other		**314**	168
Total current assets		**55,358**	65,708
Non-current assets			
Receivables		**240**	286
Investment in listed entities	3(ii)	**3,533**	-
Property, plant and equipment		**1,327**	1,368
Total non-current assets		**5,100**	1,654
Total assets		**60,458**	67,362
Current liabilities			
Payables		**2,047**	1,164
Provisions		**766**	989
Other		**1,250**	913
Total current liabilities		**4,063**	3,066
Non-current liabilities			
Provisions		**86**	129
Total non-current liabilities		**86**	129
Total liabilities		**4,149**	3,195
Net assets		**56,309**	64,167
Equity			
Contributed equity	3	**136,760**	147,743
Accumulated losses		**(80,451)**	(83,576)
Total equity		**56,309**	64,167

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 10.

STATEMENT OF CASH FLOWS for the half-year ended 31 December 2004

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES, ABN 37 006 614 375

Statement of cash flows

For the half-year ended 31 December 2004	Note	Consolidated 2004 $'000	2003 $'000
Cash flows from operating activities			
Cash receipts in the course of operations		6,609	8,266
Cash payments in the course of operations		(7,170)	(16,671)
Interest received		228	524
Borrowing costs paid		-	-
Income taxes paid		-	-
Net cash used in operating activities		(333)	(7,881)
Cash flows from investing activities			
Payments for property, plant and equipment		(235)	(150)
Payment for investment in Avexa Limited	3(ii)	(4,800)	-
Funds divested under demerger of Avexa Limited	3(ii)	(7,200)	-
Payment for transfer of employee entitlements at book value to Avexa Limited		(86)	-
Proceeds from sales of property, plant and equipment		2	-
Net proceeds from disposal of controlled entities and businesses in a prior year, net of cash balances of disposed entities		2,454	2,272
Net cash (used in) / provided by investing activities		(9,865)	2,122
Cash flows from financing activities			
Net cash (transferred to) / drawn down from funds under management		13,500	(26,825)
Net cash outlay on share buy back		(1,384)	-
Net cash provided by / (used in) financing activities		12,116	(26,825)
Net increase / (decrease) in cash held		1,918	(32,584)
Cash at the beginning of the half-year		2,303	34,333
Cash at the end of the half-year		4,221	1,749

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 10.

1 Statement of significant accounting policies

Basis of preparation of the half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

This half-year financial report does not include all the notes of the type normally included in the annual financial report and therefore is to be read in conjunction with the 30 June 2004 Annual Financial Report and any public announcements by Amrad Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

This financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2004 Annual Report. The following accounting policy deals with investment in listed entities which is required for the first time as a result of the demerger and retention of an investment in ASX-listed Avexa Limited.

Accounting policy for Investment in listed entities

Carrying values of investments in listed shares are measured at fair value, being quoted market prices at reporting date. Movements in fair value are included in the period operating result.

	Consolidated	
	2004	2003
	$'000	$'000
2 Other Revenues from ordinary activities		
From operating activities		
- Operating lease rental income	325	286
- Government grants	383	419
- Other income	227	32
From outside operating activities		
- Gross proceeds from disposal of non-current assets	2	-
Total other revenues	937	737

3 Contributed equity

Issued and paid up capital

	31 December 2004	30 June 2004
125,765,251 (30 June 2004: 128,500,000) ordinary shares, fully paid	136,760	147,743

The following movements were recorded in issued and paid up equity during the half-year:

Issued and paid up capital at beginning of half-year	147,743	147,743
Buy back and cancellation of shares in accordance with an on market share buy back (i)	(1,383)	-
Capital reduction following demerger of Avexa Limited (ii)	(9,600)	-
Issued and paid up capital at end of half-year	136,760	147,743

3 **Contributed equity (continued)**

(i) **On market share buy back**

There were 2,734,749 shares bought back and cancelled during the half-year in accordance with an on-market share buy back for a total consideration of $1,383,874.

(ii) **Demerger of Avexa Limited**

Following the successful demerger of Avexa Limited in September 2004 as detailed in Note 6, a capital reduction of $9,600,000 was effected, calculated as follows:

	2004 **$'000**
Balance of Amrad investment in Avexa Limited as at start of half-year	-
Investment in Avexa Limited acquired for cash consideration	12,000
Investment in Avexa Limited acquired for consideration comprising transfer of intellectual property	12,000
Balance of investment in Avexa Limited prior to demerger	24,000
Transfer of 80.01% of the investment to existing Amrad shareholders as at the date of demerger close of register:	
Realisation of asset revaluation reserve (Note 4)	(9,600)
Share capital reduction	(9,600)
Total value transferred to existing Amrad shareholders upon demerger	(19,200)
Balance of Amrad investment in Avexa Limited as at demerger at cost	4,800
Consolidated entity's share of Avexa operating losses prior to demerger	(723)
Write down of investment to reflect market value as at 31 December 2004	(544)
Balance of investment in Avexa Limited at market value (16,062,000 shares at $0.22)	3,533

(iii) **Options to acquire ordinary shares**

There were no options to acquire ordinary shares converted during the half-year ended 31 December 2004. At reporting date there were 3,536,650 (2003: 3,764,000) options outstanding having exercise prices between $0.34 and $2.02 (2003: $0.46 and $2.75).

There were no options to acquire ordinary shares issued during the half-year.

The following options expired during the period:

50,000 options to acquire ordinary shares issued with an exercise price of $1.00 expired on 31 October 2004;

169,000 options issued with an exercise price of $0.98 expired on 19 November 2004;

198,500 options exercisable at $1.15, 200,000 options exercisable at $1.20, and 60,000 options exercisable at $1.17 expired during the period.

Following the demerger of Avexa Limited, and effective transfer of value from Amrad shares into the newly listed Avexa Limited shares, the exercise price of all Amrad options on issue at 7 September 2004 was reduced by 26.58%, which reflects the relative market capitalisations of Amrad and Avexa Limited averaged over the first five days of ASX listing of Avexa.

4 Movements in Reserves

On 1 July 2004 the Amrad anti-infectives intellectual property was revalued and brought to account as an intangible asset at a value of $12 million with a corresponding credit to asset revaluation reserve. For consideration of 40,156,000 Avexa Limited ordinary shares, the Amrad anti-infectives business was then transferred on 1 July 2004 for $12 million. Amrad subscribed a further $12 million in cash for a further 40,156,000 Avexa Limited ordinary shares.

Following approval by Amrad shareholders and the Court, Amrad demerged 80.01% of its investment in Avexa Limited to existing Amrad shareholders as at the date of close of registers. Through the Capital Reduction, 80.01% of the asset revaluation reserve ($9.6 million) was effectively realised and transferred to Amrad shareholders via their entitlement to a shareholding in Avexa Limited. The balance of the asset revaluation reserve of $2.4 million was simultaneously realised and consequently transferred to accumulated losses as reflected in the following table.

	2004 $'000
Balance of asset revaluation reserve as at start of half-year	-
Recognition of anti-infectives intellectual property	12,000
Realisation of asset revaluation reserve through the demerger of 80.01% of Amrad's investment in Avexa to existing shareholders	(9,600)
Valuation adjustments recognised directly in equity	2,400
Realisation of balance of asset revaluation reserve attributable to members of Amrad Corporation Limited transferred to accumulated losses	(2,400)
Balance of asset revaluation reserve as at end of half-year	-

5 Segment information

Amrad is a single segment business operating within the single geographic segment of Australia. Therefore the segment details are fully reflected in the consolidated results and balances reported in the Statements of Financial Performance and Financial Position.

During the half-year ended 31 December 2004, the Amrad anti-infectives business was transferred to Avexa Limited, the subsequent demerger of which constituted a Discontinued Operation as detailed in Note 6. The loss of $722,766 of the anti-infectives operation, comprising the operations of Avexa Limited whilst a wholly owned and controlled subsidiary from 1 July 2004 until its demerger on 7 September 2004, has been consolidated within the Amrad core business segment for the period ended 31 December 2004 but represents a non-recurring loss.

6 Discontinued Operation – Anti-infectives business

At the Company's 2003 Annual General Meeting the Company's plan to spin out its anti-infectives business was announced with the intention of creating shareholder value and capturing market recognition of that value. Having evaluated a number of structural possibilities to facilitate the spin out, a demerger process was commenced in accordance with an Information Memorandum dated 5 July 2004 which concluded with the listing of Avexa Limited on the Australian Stock Exchange on 23 September 2004. As part of the approval process for any demerger, shareholder and Court approval was duly obtained on the effective date for the demerger, being 7 September 2004. From this date Amrad ceased to exercise control over Avexa Limited.

6 Discontinued Operation – Anti-infectives business (continued)

The following results and balances of Avexa Limited have been consolidated in the Amrad half-year financial performance for the period from 1 July 2004 to 7 September 2004.

Financial performance information consolidated in half-year ended 31 December 2004	**2004 $'000**
Revenue from ordinary activities	91
Other expenses	(814)
Loss from ordinary activities before income tax	(723)
Income tax	-
Net Loss	(723)

Cash flow information consolidated in half-year ended 31 December 2004

Following the investment of $12 million by Amrad in Avexa effective on 1 July 2004, Avexa was responsible for its own cash flows. For the period to 7 September 2004, the effective date of the demerger, Avexa had recorded the following funds flows from the $12 million initial funding provided by Amrad.

Net cash used in operating activities	(844)
Net cash used in investing activities	(23)
Net cash provided by financing activities	86
Net cash outflow	(781)

The impact on the consolidated Statement of Financial Position is reflected in Note 3(ii).

7 Contingent liabilities

There have been no significant changes in contingent liabilities or contingent assets since 30 June 2004.

8 Impact of adopting Australian equivalents to International Financial Reporting Standards ("IFRS")

The Company is currently evaluating the key differences in accounting policies, identifying any changes to the Company's financial reporting systems and furthering evaluation of the financial impact arising from key differences in accounting policies that are expected to arise from adopting the Australian equivalents of IFRS.

For first time adoption of Australian equivalents of IFRS, the date of transition is 1 July 2004. Given the vesting profile of options on issue as at that date and the results of the overall review conducted to date, it is not currently envisaged that any opening balance adjustment will be required in relation to equity-based payments upon transition to Australian equivalents of IFRS.

It is anticipated that the key difference that will arise from adopting Australian equivalents to IFRS insofar as it affects the Company will be in respect of equity-based payments. Under AASB2 Share Based Payments, the Company will be required to determine the fair value of options granted to employees under the Amrad Corporation Limited Key Employee Share Option Plan at grant date and to recognise an expense in the Statement of Financial Performance over the appropriate vesting period.

Directors' declaration

In the opinion of the directors of Amrad Corporation Limited:

(a) The financial statements and notes 1 to 8 set out on pages 4 to 10, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 24th day of February 2005.

Signed in accordance with a resolution of the directors.

Bob Moses
(Chairman)

Independent review report to the members of Amrad Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Amrad Corporation Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2004. The Consolidated Entity comprises Amrad Corporation Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Amrad Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:

i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

B W Szentirmay
Partner

Melbourne, Victoria
24th February, 2005

Rule 4.2A.3

Amrad Corporation Limited

ABN 37 006 614 375

Appendix 4D

Half year report
Period ending 31 December 2004

Results for announcement to the market

Operating performance	*% / $A'000*		*$A'000*
Revenue from ordinary activities	Up	20%	to 9,786
Profit from ordinary activities after tax attributable to members	Improved by 2,948		to a profit of 726
Net profit for the half year attributable to members	Improved by 2,948		to a profit of 726

Dividends

It is not proposed to pay dividends.

There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial year ended 30 June 2004.

Other than the demerger of Amrad's anti-infectives business as detailed below, no explanation considered necessary to explain any of the above other than as provided within this report and in the Directors' Report for the half year ended 31 December 2004.

Net tangible assets per ordinary security	Current period	Previous corresponding period
Net tangible assets	**56,309 in $A'000**	67,154 in $A'000
Issued shares at reporting date	**125,765,251**	130,642,486
Net tangible assets per ordinary security	**44.8 Cents**	51.4 cents

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Acquisitions and divestments

Avexa Limited was a wholly owned entity as at 30 June 2004. On 1 July 2004, Amrad's anti-infectives business was transferred to Avexa Limited in accordance with an Amrad Corporation Limited Information Memorandum dated 5 July 2004. Avexa Limited duly commenced operations in its own right on 1 July 2004. Following the receipt of shareholder and court approvals by the Effective Date of 7 September 2004, Amrad no longer exercised control over Avexa. Avexa was subsequently demerged and listed on the Australian Stock Exchange on 23 September 2004.

Amrad Corporation Limited consolidated 100% of Avexa's operating result for the period from 1 July 2004 to 7 September 2004 and has retained a 19.99% holding in Avexa Limited following the demerger. This holding has been voluntarily escrowed by Amrad for a period of 2 years.

Other than the demerger of Avexa Limited, there have been no entities over which control has been gained or lost during the period ended 31 December 2004.

Associates and joint ventures

There are no equity accounted associates and joint venture entities.

Accounting Standards

The financial report has been prepared in accordance with Australian Accounting Standards.

Auditors review report

The review report prepared by the independent auditor KPMG is not subject to any dispute or qualification and is attached hereto.